Shinhan Financial Group FY2008 Operating Results

On February 2, 2009, Shinhan Financial Group held an earning release conference for FY 2008, which was also aired through a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea and are to be audited by our independent auditor. As figures provided have not yet been fully audited by external auditors, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

	FY2008	FY2007	Change (in %)
Operating Revenue	59,775,954	26,639,522	124.4

Operating Income	3,032,357	3,737,415	-18.9

Ordinary Income	2,993,846	3,913,114	-23.5

Net Income	2,018,627	2,396,377	-15.8

	4Q 2008	3Q 2008	Change (in %)	4Q 2007	Change (in %)
Operating Revenue	23,148,507	15,944,562	45.2	7,287,140	217.7

Operating Income	512,121	515,183	-0.6	248,752	105.9

Ordinary Income	486,148	494,243	-1.6	362,488	34.1

Net Income	283,724	323,272	-12.2	225,728	25.7

2. Operating Results of Shinhan Bank (non-consolidated)

(KRW million)

	FY2008	FY2007	Change (in %)
Operating Revenue	49,507,279	17,797,848	178.2

Operating Income	1,905,812	2,911,218	-34.5

Ordinary Income	1,903,136	2,854,911	-33.3

Net Income	1,446,727	2,051,302	-29.5

3. Operating Results of Shinhan Card (non-consolidated)

(KRW million)

	FY2008	FY2007	Change (in %)
Operating Revenue	4,145,875	2,877,869	44.1

Operating Income	1,278,992	918,902	39.2

Ordinary Income	1,324,375	1,059,939	24.9

Net Income	940,575	1,487,612	-36.8